September 5, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119
65 80427330

       Re: GCL Global Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-4
           Filed August 12, 2024
           File No. 333-280559
Dear Sebastian Toke:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 15, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 60

1.     Please explain what the RFAC and GCL columns in the tables on pages 61 and 62
       represent. In this regard, the income statement information appears to reflect historical and not pro forma results for each entity while the balance sheet data includes pro forma
       information. Also, these columns do not include    combined
information. Please revise
       accordingly.
 September 5, 2024
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 108

2. We note your response to prior comment 2. Please further revise to disclose the fact that in the event more than 660,602 public shareholders elect to redeem and GCL waives the minimum cash condition, the Sponsor will be responsible for all expenses incurred by RF
       Acquisition Corp. and PubCo will be responsible for expenses incurred by GCL up to
       $4,500,000. Similar revisions should be made wherever you discuss the maximum redemption scenario assuming waiver of the minimum cash condition.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Provision for income tax, page 195

3. We note your effective tax rate decreased significantly from fiscal 2023 to 2024, which you mainly attribute to an increase in deferred tax benefits resulting from the recognition of additional deferred tax assets from net operating loss in your Singapore subsidiaries during fiscal 2024. Please tell us how the rate reconciliation on page F-87 supports this disclosure or revise as necessary. In this regard, it appears your tax provision was impacted more by the tax rate difference for entities outside of Singapore as well as gains or loss from foreign exchange transactions. Also, revise to clarify whether you anticipate the recent decrease in your tax provision to be indicative of a trend in your future effective tax rates.
Unaudited Financial Statement of RF Acquisition Corp.
Note 5. Related Party Transactions
Promissory Note - Related Party, page F-44

4. We note from your response to prior comment 2, GCL provided five of the extension payments made during fiscal 2024, which based on your pro forma financial statements appear to be included in accounts payable and accrued expenses in RF
Acquisition   s
       balance sheet. Please revise your disclosures here to clarify that these payments are not included in the related party promissory notes payable.
5. We note from your revised disclosures on page F-45 that the Sponsor provided the
       $225,000 extension payment made on December 27, 2023. Please tell us, and revise to
       clarify, whether such payment was funded by the company   s director,
Melvin Xeng Thou
       Ong, and is included in the $1,346,573 balance of outstanding Director Promissory Notes at March 31, 2024. In your response, provide us with a breakdown of the Director
       Promissory Note balance as of the most recent balance sheet date. Also, tell us why you refer to certain extension payments as being made by your Sponsor when it appears such
       amounts were funded by and are due to RF Acquisition   s director.
 September 5, 2024
Page 3
Audited Financial Statements of GCL Global Limited
Note 2 - Summary of significant accounting policies, page F-58

6. Please revise to include a discussion of the various type of costs included in cost of revenue for each of your revenue streams. In addition, to the extent any specific cost contributed materially to the change in cost of revenue during fiscal 2024, revise your disclosures on page 193 to include a discussion of such impact in lieu of attributing the change to the increase or decrease in revenue for a particular segment. Goodwill, page F-62

7. You state that management has determined, the company has one reporting unit within the entity at which goodwill is monitored for internal management purposes. Considering the acquisitions of Starry Jewelry and Martiangear during fiscal 2024, explain further how you determined there is only one reporting unit for which goodwill is monitored or revise.
       In addition, please revise to include the information required by ASC 350-20-50-1 and
       280-10-60-1, in total and for each reportable segment.
Indefinite-lived intangible assets, page F-62

8. We note your response to prior comment 6. Please address the following information as it relates to your game codes:
           Tell us how you track the age of game codes. For example, clarify whether each game code is tracked separately or whether all game codes acquired in the same batch are tracked together.
           On average, tell us how long game codes are held by the company before they are sold.
           Provide us with data regarding the age of your game codes at the end of each period presented.
           Tell us whether management has a policy to write-off game codes after a certain period of time. If so, provide us with the details of such policy.
9. Please address the following as it relates to your accounting for game codes:
           We note in your response to prior comment 6 that the console game codes are acquired in batches but that the cost of each game code is transferred to cost of goods sold upon the sale of each individual code. Confirm the unit of account for the game codes. For example, clarify whether you consider each game code to be a separate intangible asset. To the extent each code is not a separate unit, explain how you group your units of account.
           Given that the primary purpose of purchasing the console game codes is for resale, tell us how you considered the guidance in ASC 350-30-35-2, which states that the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. In this regard, while your response states that each game code is available for sale indefinitely, explain further how you considered the historical sales of your game codes in determining the period over which such codes are expected to contribute directly or indirectly to future cash flows.
 September 5, 2024
Page 4

             Describe how you considered the life of the console game associated with the game codes in your analysis, including details about the life cycles of the games.
             Your response appears to focus on the guidance in ASC 350-30-35-3(c). However, tell us how you considered the other criteria in this guidance. In this regard, specifically address your consideration of ASC 350-30-35-3 (a) and
(e) and the fact
           that game codes are purchased for resale and your history of selling such game codes.
           Also, explain how you considered that games may become less popular over time or as new versions of the games are released.
10. Please elaborate on your impairment policy for the remaining yet-to-be-sold game codes.
       In your response, include a more detailed discussion of factors that may contribute to impairments. For example, describe any unexpected events or conditions that will reduce future sales of the game codes, and how you consider the aging of game codes or any slow-moving game codes.
11. We note that you recorded a $0.5 million impairment loss on indefinite-lived intangible assets for the year ended March 31, 2024. Please tell us whether this was a result of your annual impairment assessment or an interim triggering event. If the latter, describe the triggering event associated with the impairments, tell us when management made the determination to impair the game codes, and provide us with details about the age of the impaired game codes.
12. Please clarify whether you have a right of return to the vendors, game publishers or developers for any unsold game codes. If so, discuss such return policies and revise your disclosures accordingly.
Note 18. Segments, page F-91

13. You state on page F-60 that the company considers itself to be operating within four operating and reportable segments, however, you state here that you are operating in three reportable segments. Please explain or revise. Clarify what comprises
the    Others
       segment in fiscal 2024 and why that segment is not presented for fiscal 2023.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Mike Blankenship